Exhibit (a)(24)

              Texas Utilities Omits Details in $2.8 Billion Equity
                                  Announcement

PORTLAND, Ore., March 16 -- PacifiCorp (NYSE: PPW), noting Texas Utilities' (NYSE: TXU) announcement today about its planned equity issues of up to $2.8 billion to finance the acquisition of The Energy Group (LSE/NYSE: TEG), said Texas did not disclose whether the proposed transaction would be accretive or dilutive to its earnings on a fully dilutive basis.

"Texas Utilities has not made clear on what issuance of equity and equity linked securities its accretion statements have been based and whether fully diluted or not," PacifiCorp said in a statement.

PacifiCorp said the size of the equity and equity linked issues announced today by Texas Utilities is even greater than forecast by PacifiCorp in an analysis last month.

Texas Utilities, in an announcement released in the United Kingdom, said it would issue up to $2.8 billion of equity or equity linked securities over the next 18 months to replace debt financing of its 840 pence per share offer to acquire The Energy Group.

PacifiCorp said "Texas Utilities has made no firm commitment to issue this equity and Texas Utilities' advisors have not stated their level of confidence as to whether they will be able to do so."

The largest previous equity issue by a U.S. utility was $515 million by Duke Power in 1994. Until the issue of equity and equity linked securities, Texas Utilities' bid for The Energy Group remains 100 percent debt financed, PacifiCorp noted.

PacifiCorp has offered 820 pence per share for The Energy Group and has received all the regulatory clearances it has sought to proceed with the acquisition. Texas Utilities has yet to receive regulatory clearances in the UK or under the Hart-Scott-Rodino Act in the U.S.